UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Liberator Medical Holdings, Inc.

Common Stock, par value $0.001 per share

53012L108

Tushar Shah

c/o Kinderhook Partners, LLC

Two Executive Drive, Suite 585

Fort Lee, NJ 07024

201-461-0955

October 30, 2013

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.53012L108
(1)	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)
Kinderhook, LP
(2)	Check the Appropriate Box if a	(A) ☐
	Member of a Group (See Instructions)	(B) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if Disclosure of Legal Proceedings Is Required	☐
Pursuant to Items 2(d) OR 2(e)
(6)	Citizenship or Place of Organization Delaware

Number of Shares	(7) Sole Voting Power
Beneficially	0
Owned by Each	(8) Shared Voting Power
Reporting Person	72,500
With	(9) Sole Dispositive Power
0
(10) Shared Dispositive Power
72,500

(11)	Aggregate Amount Beneficially Owned By Each Reporting Person
72,500
(12)	Check if the Aggregate Amount In Row (11)	☐
Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11)
0.14%
(14)	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No.53012L108
(1)	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)
Kinderhook GP, LLC
(2)	Check the Appropriate Box if a	(A) ☐
	Member of a Group (See Instructions)	(B) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required	☐
Pursuant to Items 2(d) OR 2(e)
(6)	Citizenship or Place of Organization Delaware

Number of Shares	(7) Sole Voting Power
Beneficially	0
Owned by Each	(8) Shared Voting Power
Reporting Person	72,500
With	(9) Sole Dispositive Power
0
(10) Shared Dispositive Power
72,500

(11)	Aggregate Amount Beneficially Owned By Each Reporting Person
72,500
(12)	Check if the Aggregate Amount In Row (11)	☐
Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11)
0.14%
(14)	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No.53012L108
(1)	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)
Kinderhook Partners, LLC
(2)	Check the Appropriate Box if a	(A) ☐
	Member of a Group (See Instructions)	(B) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required	☐
Pursuant to Items 2(d) OR 2(e)
(6)	Citizenship or Place of Organization Delaware

Number of Shares	(7) Sole Voting Power
Beneficially	0
Owned by Each	(8) Shared Voting Power
Reporting Person	72,500
With	(9) Sole Dispositive Power
0
(10) Shared Dispositive Power
72,500

(11)	Aggregate Amount Beneficially Owned By Each Reporting Person
72,500
(12)	Check if the Aggregate Amount In Row (11)	☐
Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11)
0.14%
(14)	Type of Reporting Person (See Instructions) IA

SCHEDULE 13D

CUSIP No.53012L108
(1)	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)
Tushar Shah
(2)	Check the Appropriate Box if a	(A) ☐
	Member of a Group (See Instructions)	(B) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required	☐
Pursuant to Items 2(d) OR 2(e)
(6)	Citizenship or Place of Organization United States of America

Number of Shares	(7) Sole Voting Power
Beneficially	0
Owned by Each	(8) Shared Voting Power
Reporting Person	72,500
With	(9) Sole Dispositive Power
0
(10) Shared Dispositive Power
72,500

(11)	Aggregate Amount Beneficially Owned By Each Reporting Person
72,500
(12)	Check if the Aggregate Amount In Row (11)	☐
Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11)
0.14%
(14)	Type of Reporting Person (See Instructions) IN, HC

SCHEDULE 13D

CUSIP No.53012L108
(1)	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)
Stephen J. Clearman
(2)	Check the Appropriate Box if a	(A) ☐
	Member of a Group (See Instructions)	(B) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required	☐
Pursuant to Items 2(d) OR 2(e)
(6)	Citizenship or Place of Organization United States of America

Number of Shares	(7) Sole Voting Power
Beneficially	0
Owned by Each	(8) Shared Voting Power
Reporting Person	72,500
With	(9) Sole Dispositive Power
0
(10) Shared Dispositive Power
72,500

(11)	Aggregate Amount Beneficially Owned By Each Reporting Person
72,500
(12)	Check if the Aggregate Amount In Row (11)	☐
Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11)
0.14%
(14)	Type of Reporting Person (See Instructions) IN, HC

Item 1. Security and Issuer

This Amendment No. 4 to Schedule 13D relates to the shares of common stock, par value $0.001 per share (the “Common Stock”) of Liberator Medical Holdings, Inc. (the “Issuer”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The principal executive office of the Issuer is 2979 SE Gran Park Way, Stuart, Florida 34997.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by Kinderhook, LP, a Delaware limited partnership (the “Partnership”); Kinderhook GP, LLC, a Delaware limited liability company and the general partner of the Partnership (“General Partner”); Kinderhook Partners, LLC, a Delaware limited liability company and the investment adviser of the Partnership (“Investment Adviser”); Tushar Shah, the co-managing member of the General Partner and the Investment Adviser (“Mr. Shah”); and Stephen J. Clearman, the co-managing member of the General Partner and the Investment Adviser (“Mr. Clearman”). (The Partnership, General Partner, Investment Adviser, Mr. Shah, and Mr. Clearman are collectively, the “Reporting Persons”).

(b)	The business address of each of the Reporting Persons is:
Two Executive Drive, Suite 585
Fort Lee, New Jersey 07024

(c) The principal business of the Partnership is to serve as a private investment vehicle. The principal business of the General Partner is to serve as the general partner of the Partnership. The principal business of the Investment Adviser is investment management. The principal occupations of Mr. Shah and Mr. Clearman are investment management.

Mr. Shah and Mr. Clearman are the co-managing members of the General Partner and the Investment Adviser who are responsible for making investment decisions with respect to the Partnership and, as a result, Mr. Shah and Mr. Clearman may be deemed to control such entities. Accordingly, Mr. Shah and Mr. Clearman may be deemed to have a beneficial interest in the shares of Common Stock by virtue of his indirect control of the Partnership’s, General Partner’s, and Investment Adviser’s power to vote and/or dispose of the shares of Common Stock. Mr. Shah and Mr. Clearman disclaim beneficial ownership of the shares of Common Stock except to the extent of his respective pecuniary interest, if any, therein.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) The Partnership is a Delaware limited liability company; the General Partner is a Delaware limited liability company; the Investment Adviser is a Delaware limited liability company; Mr. Shah is a citizen of the United States of America, and Mr. Clearman is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The funds previously used for the acquisition of the shares of Common Stock, which were sold on October 28, 2013, came from the working capital of the Partnership. No borrowed funds were used to purchase the shares of Common Stock, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The Partnership was granted an option to purchase up to 50,000 shares of Common Stock at $1.55 per share pursuant to a warrant (“Warrant 1”) issued to the Partnership on June 4, 2010, vesting semi-annually over two years beginning on December 4, 2010. Furthermore, the Partnership was granted an option to purchase up to 45,000 shares of Common Stock at $0.97 per share, pursuant to a warrant (“Warrant 2”) issued to the Partnership on February 14, 2013, vesting semi-annually over two years beginning on February 14, 2013. As previously disclosed in the Schedule 13D filed by the Reporting Persons on March 9, 2010, the Issuer previously entered into a Securities Purchase Agreement (the “Purchase Agreement”), a copy of which was filed as Exhibit 2 to the original Schedule 13D filed on March 19, 2010 and is incorporated herein by reference. Pursuant to the terms of the Purchase Agreement, the Issuer provided the Partnership certain demand registration rights. On July 18, 2013, the Partnership exercised its demand registration rights with respect to all shares of Common Stock that it beneficially owned or had the right to acquire. The description of the Purchase Agreement herein is a summary and is qualified in its entirety by the terms of the Purchase Agreement.

Item 4. Purpose of Transaction

The purpose of the transaction effected on October 28, 2013 was to liquidate 4,666,667 shares of the Issuer’s Common Stock.

Item 5. Interest in Securities of the Issuer

(a) According to the Issuer’s most recent Form 10-Q, the Issuer had 52,376,133 shares of Common Stock outstanding as of August 1, 2013. The Reporting Persons report beneficial ownership of 72,500 shares of Common Stock, all of which are shares represented by warrants and which represent 0.14% of the Common Stock outstanding.

(b)

The Partnership has the sole power to vote or to direct the vote of 0 shares of Common Stock and the shared power to vote or to direct the vote of 72,500 shares of Common Stock. The Partnership has the sole power to dispose or to direct the disposition of 0 shares of Common Stock and the shared power to dispose or to direct the disposition of 72,500 shares of Common Stock.

The General Partner has the sole power to vote or to direct the vote of 0 shares of Common Stock and the shared power to vote or to direct the vote of 72,500 shares of Common Stock. The General Partner has the sole power to dispose or to direct the disposition of 0 shares of Common Stock and the shared power to dispose or to direct the disposition of 72,500 shares of Common Stock.

The Investment Adviser has the sole power to vote or to direct the vote of 0 shares of Common Stock and the shared power to vote or to direct the vote of 72,500 shares of Common Stock. The Investment Adviser has the sole power to dispose or to direct the disposition of 0 shares of Common Stock and the shared power to dispose or to direct the disposition of 72,500 shares of Common Stock.

Mr. Shah has the sole power to vote or to direct the vote of 0 shares of Common Stock and the shared power to vote or to direct the vote of 72,500 shares of Common Stock. Mr. Shah has the sole power to dispose or to direct the disposition of 0 shares of Common Stock and the shared power to dispose or to direct the disposition of 72,500 shares of Common Stock.

Mr. Clearman has the sole power to vote or to direct the vote of 0 shares of Common Stock and the shared power to vote or to direct the vote of 72,500 shares of Common Stock. Mr. Clearman has the sole power to dispose or to direct the disposition of 0 shares of Common Stock and the shared power to dispose or to direct the disposition of 72,500 shares of Common Stock.

The Partnership, General Partner, Investment Adviser, Mr. Shah, and Mr. Clearman specifically disclaim beneficial ownership in the shares of Common Stock reported herein except to the extent of their pecuniary interest therein, if any.

(c) On October 28, 2013, the Partnership sold 4,666,667 shares of Common Stock at $2.00 per share, which was executed over the counter, on an agency basis, by Dawson James Securities, Inc., which clears transactions through Sterne, Agee & Leach, Inc.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the shares of Common Stock reported in this Schedule 13D.

(e) October 28, 2013 is the date on which the Reporting Persons ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:                                    October 30, 2013

Kinderhook, LP
By:	/s/ Tushar Shah
Name:	Tushar Shah
Title:	Managing Member of Kinderhook, LP’s General Partner

Kinderhook GP, LLC
By:	/s/ Tushar Shah
Name:	Tushar Shah
Title:	Managing Member
Kinderhook Partners, LLC
By:	/s/ Tushar Shah
Name:	Tushar Shah
Title:	Managing Member

/s/ Tushar Shah
Name:	Tushar Shah

/s/ Stephen J. Clearman
Name:	Stephen J. Clearman

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)